
July 29, 2010

Mr. Larry Reimert
Co-Chief Executive Officer
Dril-Quip, Inc.
13550 Hempstead Highway
Houston, TX 77040

>   **Re: Dril-Quip, Inc.**
>   **Form 10-K for the Fiscal Year Ended 12/31/2009**
>   **Filed February 26, 2010**
>   **Proxy Statement on Schedule 14A**
>   **Filed April 8, 2010**
>   **File No. 1-13439**

Dear Mr. Reimert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. It is our understanding that you provided products and services to the Deepwater Horizon drilling rig in the Gulf of Mexico at the time it exploded. Please explain to us the following:

    *   Describe in sufficient detail any obligations or other potential liability that you may have or that may be reasonably alleged or claimed (for example, but not limited to, environmental liability, liability for personal injuries and deaths, loss of revenue, business interruption, etc.) in connection with your products or services generally and in particular as provided on the Deepwater Horizon drilling rig. Specifically, clarify the extent to which specific environmental regulations (e.g. the U.S. Oil Pollution Act of 1990, etc.) may apply to you with regard to this incident, and what the regulations may require of you. Include a discussion with

regard to any relevant contracts that are material to you and relate to or are impacted by, the Deepwater Horizon incident or any of the above-referenced matters.

- Disclose the applicable policy limits related to your insurance coverage, including relevant deductibles, as well as any limits on or restrictions or qualifications placed upon any indemnification agreements or provisions which may be claimed to be applicable with respect to the Deepwater Horizon matter or any other similar type of matter in which you may become involved.

- Disclose whether your existing insurance and/or applicable indemnity agreements or provisions would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and identify all entities that would be obligated to indemnify you against any such claims.

- Clarify your insurance coverage and/or indemnification agreements or provisions with respect to any liability related to any resulting negative environmental effects.

- Discuss any provision, contractual or otherwise, that may require you to provide indemnification for damages caused by or issues related to the performance of your products or any services performed by you that are related to such products.

- Clarify the expected impact of this incident to your company's operations including loss of revenues and costs expected to be incurred.

2.	Further, in light of the events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event one of your products or employees is involved in a spill, explosion or similar event. For example, and without limitation, please address the following:

- applicable insurance policies including the applicable policy limits related to your insurance coverage, as well as any indemnification agreements or provisions and any related limitations, restrictions or qualifications;

- whether your existing insurance or indemnification agreements or provisions would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and identify all entities that would be obligated to indemnify you against any such claims;

- clarify your insurance coverage and/or any indemnification agreements or provisions with respect to any liability related to any resulting negative environmental effects; and

- to the extent any of your contracts include cross-indemnification provisions, if applicable, quantify any specified monetary limits with respect to your obligations to indemnify other parties to those contracts, in connection with legal and financial consequences of spills of industrial waste and other liquids.

Manufacturing, page 6

3.   Please review your disclosure to ensure that you have disclosed all risks associated with offshore drilling and production. In particular, we note your statement that "[p]rolonged periods of low demand in the market for offshore drilling and production equipment could have a greater effect on the Company than on certain of its competitors that have not made such large capital investments in their facilities." For example, please address the potential effect of a moratorium on offshore drilling.

Customers, page 7

4.   We note that in 2009, you had a customer from which you derived 10% of your segment revenues, respectively. Please expand your disclosure to provide the name of the major customer, as required by Item 101(c)(1)(vii) of Regulation S-K, or tell us why you believe this disclosure is not required.

Schedule 14A

Base Salary, page 15

5.   We note your disclosure that your base salaries for our named executive officers are based in part on the level of competition for executives with comparable skills and experience. Please indicate what source or sources the company uses in determining the level of competition for executives with comparable skills.

6.   We note that the increases in your Chief Financial Officer and Co-Chief Executive Officers' base salaries was based on an, "evaluation of the individuals in relation to the achievement of [y]our financial and non-financial goals during 2009." Please revise to include the financial and non-financial goals. In the event the goals are those already set forth elsewhere in your Compensation Discussion and Analysis, please revise to provide a clear reference to the goals on which your compensation committee relied in making its determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Michael E. Karney, at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director